[FRANKLIN TEMPLETON LOGO] One Franklin Parkway San Mateo, CA 94403-1906 tel 800.632.2350 franklintempleton.com

February 5, 2021

VIA EDGAR

Ms. Mindy Rotter

Mr. Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Subject:  Franklin Templeton Funds (the “Funds”) (as listed on the attached Appendix)

Dear Ms. Rotter and Mr. Burak:

On behalf of the Funds, the following are the responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed telephonically on January 6, 2021 with regard to the various filings made by the Funds with the SEC on Forms N-CEN and N-CSR, as well as corresponding disclosures made in their prospectuses filed as part of their registration statements.  References made to a Fund number, or to a Fund’s certified shareholder report or annual report, refer to the Funds and reports reviewed by the Staff as listed on the Appendix.  Each comment is summarized below, followed by the Funds’ response to the comment.

1.         Comment:  Certain Funds had exposure to derivatives during the last fiscal year end. However, management’s discussion of fund performance (“MDFP”) contained in the shareholder report for such Funds does not discuss the effect of the derivatives on the performance of the Fund. If Fund performance was materially affected by the derivative exposure, there should be discussion of the impact in the MDFP.  Please explain in correspondence why no discussion regarding the impact of derivatives was included in the MDFP.  This comment relates to Funds 1 – 44, as applicable.  For example, see Fund 1 (Franklin LibertyQ Emerging Markets ETF) and Fund 22 (Franklin FTSE Hong Kong ETF).

Response:  The Funds confirm that they have considered for the reporting periods, and will continue to consider, whether the use of derivatives materially affected their performance for purposes of the disclosure included in the MDFP section and will include related disclosure when appropriate in accordance with Item 27(b)(7)(i) of Form N-1A.

2.         Comment:  Please confirm in correspondence that there are no amounts payable to Fund Trustees that need to be disclosed or explain why such amounts have not been stated separately on the Statement of Assets and Liabilities in compliance with Rule 6-04 of Regulation S-X (Balance sheets).  This comment applies to Funds 5, 6, 7, 11, 12, 36, 37, 38, 39, 43, and 44.

Ms. Mindy Rotter and Mr. Tony Burak FRANKLIN TEMPLETON
February 5, 2021

Response:  We confirm that there were no open payables to the Funds’ Trustees at year-end for the indicated Funds.

3.         Comment:  Please confirm in correspondence that there are no components of accrued expenses and other liabilities that should be separately classified on the Statement of Assets and Liabilities.  This comment applies to Funds 7, 11, and 37.

Response:  We confirm that expenses are properly classified in adherence to the requirements of Rule 6-04 for the indicated Funds.

4.         Comment:  Please confirm in correspondence that any categories of other expenses that exceed five percent (5%) of total expenses have been separately identified on the Statement of Operations in accordance with Rule 6-07 of Regulation S-X (Statements of operations).  This comment applies to Funds 15, 27, 37, and 39.

Response:  We confirm that the indicated Funds have complied with the requirement of Rule 6-07 of Regulation S-X that any other expense item that exceeds five percent (5%) of total expenses has been separately identified on the Statement of Operations.

5.         Comment:  For those Funds that are identified in their prospectus as “non-diversified,” but appear to be operating as a diversified fund, please confirm in correspondence that the Fund will receive shareholder approval prior to changing its status back to a non-diversified fund.

Response:  Each of the Funds that is identified in the applicable prospectus as non-diversified (the “Non-Diversified Funds”) may, from time to time, operate as a diversified fund. However, none of the Non-Diversified Funds have operated as diversified for a continuous three-year period.  Pursuant to the Allied Capital SEC No-Action Letter (pub. avail. Jan. 3, 1989), if a Non-Diversified Fund were to operate in a diversified manner continuously for a three-year period, we confirm that such Fund would seek shareholder approval prior to changing its operating status back to non-diversified.

6.         Comment:  Please explain in correspondence where the Total Annual Operating Expenses Without Fee Waiver noted in the Performance Summary in the annual shareholder report is disclosed in the prospectus.  This comment applies to Funds 7 and 39.

Response:  With respect to Fund 7 (Franklin Liberty U.S. Low Volatility ETF), we note that the prospectus was amended on October 1, 2019, and Total Annual Fund Operating Expenses (before fee waiver and/or expense reimbursement) in the fee table were restated to reflect current fiscal year fees as a result of a decrease in the Fund’s contractual management fee rate effective on October 1, 2019. Such restatement is disclosed in a footnote to the fee table.  Consequently, the Total Annual Operating Expenses Without Fee Waiver noted in the Performance Summary in the annual shareholder report were disclosed in the prospectus as supplemented on October 1, 2019.

Ms. Mindy Rotter and Mr. Tony Burak FRANKLIN TEMPLETON
February 5, 2021

With respect to Fund 39 (Franklin Liberty Systematic Style Premia ETF), we note that the Total Annual Operating Expenses Without Fee Waiver noted in the Performance Summary in the annual shareholder report were disclosed in the initial prospectus dated December 6, 2019, under Total Annual Fund Operating Expenses in the fee table.  Such Total Annual Fund Operating Expenses included other expenses that were based on estimated amounts for the current fiscal year, as disclosed in a footnote to the fee table.

7.         Comment:  The Financial Highlights of Fund 3 (Franklin LibertyQ Global Equity ETF) disclose the line item “expenses net of waiver and payments by affiliates.”  Please explain in correspondence where such waiver is discussed in the prospectus.

Response:  We note that the amounts that are reflected under the item “expenses net of waiver and payments by affiliates” is a combination of waiver of expenses and payments by affiliates.  The Fund did not have any waiver of expenses for the applicable period.  As disclosed in the prospectus, the adviser has agreed to reimburse the Fund for all acquired fund fees and expenses, which is reflected in the “payments by affiliates” amount.

8.         Comment:  On the Statements of Assets and Liabilities, certain Funds disclosed the liability “funds advanced by custodian.”  Please explain in correspondence what the account represents.  This comment relates to Funds 1 – 44, as applicable.  For example, see Fund 21 (Franklin FTSE Germany ETF).

Response:  Certain of the indicated Funds had an overdraft balance on account of operational matters during the period.  These overdraft amounts were not deemed material and were subsequently resolved.  Such amounts outstanding at the end of the reporting period were denoted as “funds advanced by custodian” on the Statement of Assets and Liabilities.

9.         Comment:  Please explain in correspondence why the “monthly average of the value of portfolio securities on loan during the reporting period” was not reported in response to Item C.6.f. of Form N-CEN when the Fund lent securities during the reporting period.  This comment applies to Funds 2, 18, and 29.

Response:  The monthly average of the value of securities on loan during the period is calculated utilizing the sum of the market value for the first business day of the reporting period plus the value on the last day of each month during the reporting period, divided by 13.  The indicated Funds did not have securities on loan for any day utilized to calculate such monthly average and, consequently, the calculated monthly average for the indicated Funds was zero.  Form N-CEN does not allow for an entry of zero in response to Item C.6.f., resulting in “n/a” being marked.

10.       Comment:  In response to Item B.13 of Form N-CEN, Franklin Tax-Free Trust (Funds 47 – 69) reported that claims were filed under the directors and officers/errors and omissions liability insurance policy maintained by the registrant during the reporting period.  Please explain in correspondence the circumstances relating to the claim(s) made under such policy.

Ms. Mindy Rotter and Mr. Tony Burak FRANKLIN TEMPLETON
February 5, 2021

Response: Certain of the indicated Funds were named in an Advisory complaint filed by The Special Claims Committee of the Financial Oversight and Management Board for Puerto Rico, acting by and through its Members; the Official Committee of Unsecured Creditors of the Commonwealth of Puerto Rico; and the Commonwealth of Puerto Rico (“Commonwealth”), et al. The defendants, which included a number of Franklin Templeton (“FT”) funds, received payments from the Commonwealth on account of purported principal and interest obligations relating to certain Commonwealth general obligation bonds. This matter is not expected to have an impact on the shareholders of the aforementioned Funds, as it is in the process of being dismissed without repayment of principal or interest from former bondholders, including the applicable FT funds.

We believe that we have responded fully to each of the SEC’s Staff comments as set forth above.  However, should you have any further questions or require any further information, please do not hesitate to contact the undersigned at 916-463-1135, or, in his absence, Vivek Pai at 954-762-4327.

Very truly yours,

/s/ Matthew T. Hinkle

Matthew T. Hinkle

Senior Vice President,

Global Fund Administration and Reporting & Global Fund Tax

Franklin Templeton

On behalf of the Funds listed in the attached Appendix

                                                                                                            APPENDIX

                                                                   FUNDS AND REPORTS REVIEWED BY SEC STAFF

Fund #	File #	Registrant Name	Series ID	Series Name	FYE Reviewed
1	811-23124	Franklin Templeton ETF Trust	S000053152	Franklin LibertyQ Emerging Markets ETF	3/31/2020
2	811-23124	Franklin Templeton ETF Trust	S000053153	Franklin LibertyQ Global Dividend ETF	3/31/2020
3	811-23124	Franklin Templeton ETF Trust	S000053154	Franklin LibertyQ Global Equity ETF	3/31/2020
4	811-23124	Franklin Templeton ETF Trust	S000053151	Franklin LibertyQ International Equity Hedged ETF	3/31/2020
5	811-23124	Franklin Templeton ETF Trust	S000053775	Franklin Liberty Investment Grade Corporate ETF	3/31/2020
6	811-23124	Franklin Templeton ETF Trust	S000066377	Franklin Liberty U.S. Core Bond ETF	3/31/2020
7	811-23124	Franklin Templeton ETF Trust	S000053774	Franklin Liberty U.S. Low Volatility ETF	3/31/2020
8	811-23124	Franklin Templeton ETF Trust	S000057200	Franklin LibertyQ U.S. Equity ETF	3/31/2020
9	811-23124	Franklin Templeton ETF Trust	S000057201	Franklin LibertyQ U.S. Mid Cap Equity ETF	3/31/2020
10	811-23124	Franklin Templeton ETF Trust	S000057202	Franklin LibertyQ U.S. Small Cap Equity ETF	3/31/2020
11	811-23124	Franklin Templeton ETF Trust	S000057879	Franklin Liberty Federal Intermediate Tax-Free Bond Opportunities ETF (formerly Franklin Liberty Intermediate Municipal Opportunities ETF)	3/31/2020
12	811-23124	Franklin Templeton ETF Trust	S000057880	Franklin Liberty Federal Tax-Free Bond ETF (formerly Franklin Liberty Municipal Bond ETF)	3/31/2020
13	811-23124	Franklin Templeton ETF Trust	S000059500	Franklin FTSE Asia ex Japan ETF	3/31/2020
14	811-23124	Franklin Templeton ETF Trust	S000059508	Franklin FTSE Australia ETF	3/31/2020
15	811-23124	Franklin Templeton ETF Trust	S000059501	Franklin FTSE Brazil ETF	3/31/2020
16	811-23124	Franklin Templeton ETF Trust	S000059509	Franklin FTSE Canada ETF	3/31/2020
17	811-23124	Franklin Templeton ETF Trust	S000059502	Franklin FTSE China ETF	3/31/2020
18	811-23124	Franklin Templeton ETF Trust	S000059495	Franklin FTSE Europe ETF	3/31/2020
19	811-23124	Franklin Templeton ETF Trust	S000059506	Franklin FTSE Europe Hedged ETF	3/31/2020
20	811-23124	Franklin Templeton ETF Trust	S000059510	Franklin FTSE France ETF	3/31/2020
21	811-23124	Franklin Templeton ETF Trust	S000059511	Franklin FTSE Germany ETF	3/31/2020
22	811-23124	Franklin Templeton ETF Trust	S000059512	Franklin FTSE Hong Kong ETF	3/31/2020
23	811-23124	Franklin Templeton ETF Trust	S000059503	Franklin FTSE India ETF	3/31/2020
24	811-23124	Franklin Templeton ETF Trust	S000059513	Franklin FTSE Italy ETF	3/31/2020
25	811-23124	Franklin Templeton ETF Trust	S000059514	Franklin FTSE Japan ETF	3/31/2020
26	811-23124	Franklin Templeton ETF Trust	S000059496	Franklin FTSE Japan Hedged ETF	3/31/2020
27	811-23124	Franklin Templeton ETF Trust	S000063035	Franklin FTSE Latin America ETF	3/31/2020
28	811-23124	Franklin Templeton ETF Trust	S000059504	Franklin FTSE Mexico ETF	3/31/2020
29	811-23124	Franklin Templeton ETF Trust	S000059505	Franklin FTSE Russia ETF	3/31/2020
30	811-23124	Franklin Templeton ETF Trust	S000063031	Franklin FTSE Saudi Arabia ETF	3/31/2020
31	811-23124	Franklin Templeton ETF Trust	S000063033	Franklin FTSE South Africa ETF	3/31/2020
32	811-23124	Franklin Templeton ETF Trust	S000059497	Franklin FTSE South Korea ETF	3/31/2020
33	811-23124	Franklin Templeton ETF Trust	S000059498	Franklin FTSE Switzerland ETF	3/31/2020
34	811-23124	Franklin Templeton ETF Trust	S000059507	Franklin FTSE Taiwan ETF	3/31/2020
35	811-23124	Franklin Templeton ETF Trust	S000059499	Franklin FTSE United Kingdom ETF	3/31/2020
36	811-23124	Franklin Templeton ETF Trust	S000061946	Franklin Liberty High Yield Corporate ETF	3/31/2020
37	811-23124	Franklin Templeton ETF Trust	S000061947	Franklin Liberty International Aggregate Bond ETF	3/31/2020
38	811-23124	Franklin Templeton ETF Trust	S000061948	Franklin Liberty Senior Loan ETF	3/31/2020
39	811-23124	Franklin Templeton ETF Trust	S000066719	Franklin Liberty Systematic Style Premia ETF	3/31/2020
40	811-23124	Franklin Templeton ETF Trust	S000067392	Franklin Disruptive Commerce ETF	3/31/2020
41	811-23124	Franklin Templeton ETF Trust	S000067393	Franklin Genomic Advancements ETF	3/31/2020
42	811-23124	Franklin Templeton ETF Trust	S000067394	Franklin Intelligent Machines ETF	3/31/2020
43	811-08226	Templeton Global Investment Trust	S000008749	Templeton Global Balanced Fund	12/31/2019
44	811-08226	Templeton Global Investment Trust	S000013684	Templeton Emerging Markets Small Cap Fund	3/31/2020
45	811-2790	Franklin California Tax-Free Income Fund	S000006665	Franklin California Tax-Free Income Fund	3/31/2020
46	811-22801	Franklin ETF Trust	S000040579	Franklin Liberty Short Duration U.S. Government ETF	3/31/2020
47	811-4149	Franklin Tax-Free Trust	S000006911	Franklin Alabama Tax-Free Income Fund	2/29/2020
48	811-4149	Franklin Tax-Free Trust	S000006912	Franklin Georgia Tax-Free Income Fund	2/29/2020
49	811-4149	Franklin Tax-Free Trust	S000006915	Franklin Kentucky Tax-Free Income Fund	2/29/2020
50	811-4149	Franklin Tax-Free Trust	S000006916	Franklin Louisiana Tax-Free Income Fund	2/29/2020
51	811-4149	Franklin Tax-Free Trust	S000006917	Franklin Maryland Tax-Free Income Fund	2/29/2020
52	811-4149	Franklin Tax-Free Trust	S000006921	Franklin Missouri Tax-Free Income Fund	2/29/2020
53	811-4149	Franklin Tax-Free Trust	S000006924	Franklin North Carolina Tax-Free Income Fund	2/29/2020
54	811-4149	Franklin Tax-Free Trust	S000006928	Franklin Virginia Tax-Free Income Fund	2/29/2020
55	811-4149	Franklin Tax-Free Trust	S000006935	Franklin Florida Tax-Free Income Fund	2/29/2020
56	811-4149	Franklin Tax-Free Trust	S000006913	Franklin High Yield Tax-Free Income Fund	2/29/2020
57	811-4149	Franklin Tax-Free Trust	S000006918	Franklin Massachusetts Tax-Free Income Fund	2/29/2020
58	811-4149	Franklin Tax-Free Trust	S000006923	Franklin New Jersey Tax-Free Income Fund	2/29/2020
59	811-4149	Franklin Tax-Free Trust	S000006932	Franklin Federal Intermediate-Term Tax-Free Income Fund	2/29/2020
60	811-4149	Franklin Tax-Free Trust	S000006933	Franklin Federal Limited-Term Tax-Free Income Fund	2/29/2020
61	811-4149	Franklin Tax-Free Trust	S000006919	Franklin Michigan Tax-Free Income Fund	2/29/2020
62	811-4149	Franklin Tax-Free Trust	S000006920	Franklin Minnesota Tax-Free Income Fund	2/29/2020
63	811-4149	Franklin Tax-Free Trust	S000006922	Franklin Arizona Tax-Free Income Fund	2/29/2020
64	811-4149	Franklin Tax-Free Trust	S000006925	Franklin Ohio Tax-Free Income Fund	2/29/2020
65	811-4149	Franklin Tax-Free Trust	S000006926	Franklin Oregon Tax-Free Income Fund	2/29/2020
66	811-4149	Franklin Tax-Free Trust	S000006927	Franklin Pennsylvania Tax-Free Income Fund	2/29/2020
67	811-4149	Franklin Tax-Free Trust	S000006929	Franklin Colorado Tax-Free Income Fund	2/29/2020
68	811-4149	Franklin Tax-Free Trust	S000006930	Franklin Connecticut Tax-Free Income Fund	2/29/2020
69	811-4149	Franklin Tax-Free Trust	S000066695	Franklin Municipal Green Bond Fund	2/29/2020
Appendix 1	1